

13002976

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Elano Profit Sharing Plan
Unison Industries, LLC
One Neumann Way J-110
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Elano Profit Sharing Plan)

Date______June 14, 2013___

Kristine L. Brock
(Signature)*
Name: KRISTINE L. BROCK
Title: SR. BENEFITS ANALYST

**Print name and title of the signing official under the signature.*



ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2012 and 2011

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Elano Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 14, 2013

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets:		
Cash and cash equivalents (note 2)	$ 747,404	$ 618,547
Investments at fair value (notes 3 and 4)	73,598,782	65,506,557
Notes receivable from participants	664,884	702,880
Employer contributions receivable	1,323,162	1,204,991
Accrued dividends and interest	113,406	108,783
Total assets	76,447,638	68,141,758
Liabilities:		
Payable for excess contributions	4,187	7,251
Net assets available for plan benefits prior to adjustment	76,443,451	68,134,507
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(861,754)	(644,665)
Net assets available for plan benefits	$ 75,581,697	$ 67,489,842

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 3)	$ 6,015,794	$ (2,029,539)
Dividend and interest income	1,932,247	1,580,042
	7,948,041	(449,497)
Interest on notes receivable from participants	25,945	27,920
Contributions:		
Employee	2,406,631	2,108,499
Employer	2,613,605	2,441,734
	5,020,236	4,550,233
Total additions	12,994,222	4,128,656
Deductions from net assets attributed to:		
Benefits paid to participants	4,898,976	4,254,729
Expenses and loan fees (note 1)	3,391	93,344
Total deductions	4,902,367	4,348,073
Net increase (decrease)	8,091,855	(219,417)
Net assets available for plan benefits at:		
Beginning of year	67,489,842	67,709,259
End of year	$ 75,581,697	$ 67,489,842

See accompanying notes to financial statements.

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan sponsored by the Elano Division of Unison Industries, LLC (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d) GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e) GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(f) GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks to maximize total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are groups of registered investment companies that separately invest in up to seven other Vanguard stock, bond, and money market funds. Because they invest in other funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2005
Vanguard Target Retirement 2010
Vanguard Target Retirement 2015
Vanguard Target Retirement 2020
Vanguard Target Retirement 2025
Vanguard Target Retirement 2030
Vanguard Target Retirement 2035
Vanguard Target Retirement 2040
Vanguard Target Retirement 2045
Vanguard Target Retirement 2050
Vanguard Target Retirement 2060

The Vanguard Target Retirement Income Fund is designed for investors currently in retirement, and its investments are expected to remain stable over time. The other Vanguard Target Retirement Funds are designed for investors who plan to retire close to the year indicated in the funds' names. These funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(j) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,000 and $16,500 in 2012 and 2011, respectively. For participants who were at least age 50 during the year, the limit was generally $22,500 and $22,000 in 2012 and 2011, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment due to disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contributions for any plan year.

For December 31, 2012 and 2011, the Company made profit sharing contributions of $1,323,162 and $1,204,991, respectively, which represented 15% of eligible participants' compensation for both years.

Vesting

Participants are immediately fully vested in their contributions and related investment results. Participants are 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years.

Forfeitures

As of December 31, 2012 and 2011, forfeited non-vested amounts (including unrealized appreciation) totaled $16,521 and $759, respectively. In 2012, forfeitures amounting to $400 were utilized to pay Plan expenses and reduce Company contributions and $89,581 was utilized in 2011. Gains (losses) on earnings of forfeiture balances were $247 and ($2,112) during 2012 and 2011, respectively. Additions to forfeiture balances were $15,915 and $66,176 during 2012 and 2011, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax contributions (hourly employees only). In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, an annuity (only applicable to old purchase money) or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(g)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Cash and Cash Equivalents

This amount is comprised of cash held in the GE Common Stock Fund to provide liquidity. In addition, employee and employer contribution balances remitted to the trust, which are related to the last payroll cycle of the Plan year, as well as repayments of participants' notes receivable which are not yet invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock and registered investment companies.

The Plan's ownership in the Stable Value Fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(e) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3) Investments

The fair values of the Plan's investments at December 31, 2012 and 2011 follow.

	2012		2011	
GE Common Stock	$ 13,265,995	*	$ 11,434,470	*
Registered Investment Companies:				
SSgA S&P 500 Index Fund	1,014,939		880,885	
GE Institutional Income Fund	4,038,894	*	4,069,018	*
GE Institutional International Equity Fund	3,618,899		3,091,970	
GE Institutional U.S. Equity Fund	9,155,022	*	8,185,702	*
GE Institutional Strategic Investment Fund	14,726,939	*	14,426,826	*
American Funds Growth Fund of America	1,756,618		1,412,184	
Columbia Acorn Select Fund	1,930,771		1,651,164	
Vanguard Target Retirement Income Fund	348,525		107,666	
Vanguard Target Retirement 2005 Fund	—		57,399	
Vanguard Target Retirement 2010 Fund	89,712		43,303	
Vanguard Target Retirement 2015 Fund	929,997		319,604	
Vanguard Target Retirement 2020 Fund	743,610		305,703	
Vanguard Target Retirement 2025 Fund	422,588		242,699	
Vanguard Target Retirement 2030 Fund	290,524		138,499	
Vanguard Target Retirement 2035 Fund	444,214		280,725	
Vanguard Target Retirement 2040 Fund	408,081		104,879	
Vanguard Target Retirement 2045 Fund	185,496		88,959	
Vanguard Target Retirement 2050 Fund	92,568		40,425	
Vanguard Target Retirement 2060 Fund	862		—	
Total registered investment companies	40,198,259		35,447,610	
Collective Trust Fund:				
Galliard Capital Management Stable Value Fund	20,134,528	**	18,624,477	**
Total investments at fair value	$ 73,598,782		$ 65,506,557	

*Investments representing more than 5% of the Plan's net assets.

**Contract value at December 31, 2012 and 2011 for the Stable Value Fund was $19,272,774 and $17,979,812 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2012 and 2011 as follows.

	2012	2011
GE Common Stock	$ 2,046,467	$ 11,389
Registered Investment Companies	3,969,327	(2,040,928)
	$ 6,015,794	$ (2,029,539)

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.14% and 1.83% at December 31, 2012 and 2011, respectively. The average crediting interest rate was 2.42% and 2.95% at December 31, 2012 and 2011, respectively.

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 13,265,995	$ —	$ —	$ 13,265,995
Registered Investment Companies	40,198,259	—	—	40,198,259
Stable Value Fund	—	20,134,528	—	20,134,528
Total investments at fair value	$ 53,464,254	$ 20,134,528	$ —	$ 73,598,782

The Plan's investments measured at fair value on a recurring basis at December 31, 2011 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 11,434,470	$ —	$ —	$ 11,434,470
Registered Investment Companies	35,447,610	—	—	35,447,610
Stable Value Fund	—	18,624,477	—	18,624,477
Total investments at fair value	$ 46,882,080	$ 18,624,477	$ —	$ 65,506,557

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2012 or 2011.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investment funds, consisting of registered investment companies and a collective trust fund. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and collective trust fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2003 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

(8) Subsequent Events

Subsequent events after the balance sheet date through June 14, 2013, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions.

A reconciliation of total investments per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Total investments at fair value per financial statements	$ 73,598,782	$ 65,506,557
Notes receivable from participants	664,884	702,880
Total investments per Form 5500	$ 74,263,666	$ 66,209,437

A reconciliation of deductions per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Total deductions from net assets per financial statements	$ 4,902,367	$ 4,348,073
Corrective distributions	4,187	7,251
Total expenses per Form 5500	$ 4,906,554	$ 4,355,324

A reconciliation of amounts per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Net assets available for plan benefits per the financial statements	$ 75,581,697	$ 67,489,842
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	861,754	644,665
Net assets available for plan benefits per the Form 5500	$ 76,443,451	$ 68,134,507
Total net increase (decrease) per the financial statements	$ 8,091,855	$ (219,417)
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	861,754	644,665
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	(644,665)	(416,506)
Total net income per the Form 5500	$ 8,308,944	$ 8,742

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2012

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common stock	632,015	$	13,265,995
	SSgA S&P 500 Index Fund	Registered investment company	43,880		1,014,939
*	GE Institutional Income Fund	Registered investment company	418,538		4,038,894
*	GE Institutional International Equity Fund	Registered investment company	324,565		3,618,899
*	GE Institutional U.S. Equity Fund	Registered investment company	722,005		9,155,022
*	GE Institutional Strategic Investment Fund	Registered investment company	1,246,989		14,726,939
	American Funds Growth Fund of America	Registered investment company	51,154		1,756,618
	Columbia Acorn Select Fund	Registered investment company	75,509		1,930,771
	Vanguard Target Retirement Income Fund	Registered investment company	28,591		348,525
	Vanguard Target Retirement 2010 Fund	Registered investment company	3,718		89,712
	Vanguard Target Retirement 2015 Fund	Registered investment company	69,507		929,997
	Vanguard Target Retirement 2020 Fund	Registered investment company	31,205		743,610
	Vanguard Target Retirement 2025 Fund	Registered investment company	31,096		422,588
	Vanguard Target Retirement 2030 Fund	Registered investment company	12,426		290,524
	Vanguard Target Retirement 2035 Fund	Registered investment company	31,527		444,214
	Vanguard Target Retirement 2040 Fund	Registered investment company	17,605		408,081
	Vanguard Target Retirement 2045 Fund	Registered investment company	12,749		185,496
	Vanguard Target Retirement 2050 Fund	Registered investment company	4,009		92,568
	Vanguard Target Retirement 2060 Fund	Registered investment company	40		862
	Galliard Capital Management Stable Value Fund	Collective trust fund	894,073		20,134,528
	Total investments at fair value				73,598,782
*	Notes receivable from participants (131 loans with interest rates from 4.25% to 9.25% from 1 month to 5 years)				664,884
	Total Assets (Held at End of Year)			$	74,263,666

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan

We consent to the incorporation by reference in the registration statement (Nos. 333-42695 and 333-158069) on Form S-8 of the General Electric Company of our report dated June 14, 2013, with respect to the statements of net assets available for benefits of the Elano Profit Sharing Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

New York, New York

June 14, 2013